

February 11, 2014

Via E-mail
Guy J. Constant
Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, TX 75240

      Re: **Brinker International, Inc.**
              Form 10-K for Fiscal Year Ended June 26, 2013
              Filed August 26, 2013
              Definitive Proxy Statement on Schedule 14A
              Filed September 17, 2013
              File No. 001-10275

Dear Mr. Constant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

General

1. We note that you have a stock option and incentive plan. In future filings, please provide the equity compensation plan information required by Item 201(d) of Regulation S-K, as applicable.

Say-on-Pay Feedback from Shareholders, page 27

2. We note your disclosure that "the Compensation Committee intends to review the results of the advisory vote and will consider this feedback as it completes its annual review…" Please tell us, and to the extent applicable in future filings, please disclose how the

Compensation Committee has considered the results of the most recent shareholder advisory vote on executive compensation required by Section 14A of the Exchange Act in determining compensation policies and decisions and, if so, how that consideration has affected your executive compensation decisions and policies. Refer to Item 402(b)(1)(vii) of Regulation S-K.

Fiscal 2013 Executive Compensation and Benefit Components, page 30

Short-Term Incentives, page 30

3. We note your disclosure that one-third of the short-term incentive awards is based on individual performance, which is measured based on the achievement of key performance indicators. We also note your disclosure that the named executive officers did not meet their Comp Sales performance and Cash Flows performance metrics which negatively impacted their Individual Performance Metric but did meet the EPS metric, which resulted in a 100% payout under the Individual Performance Metric. Please tell us whether these are the only key performance indicators that affected your short-term incentive awards for fiscal year 2013. In future filings, please disclose whether these are the only key performance indicators, and, if not, please discuss all of the key performance indicators for each named executive officer that the Compensation Committee used to determine achievement of the Individual Performance Metric. Please also specify the level of achievement attained for each named executive officer for each key performance indicator and the Individual Performance Metric as a whole and quantify how the level of achievement of the Individual Performance Metric factored into the actual payout to each named executive officer. To the extent you believe that quantified disclosure of the key performance indicators is not required because it would result in competitive harm such that the quantification could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us in your response with a detailed explanation for such conclusion.

Long-Term Incentives, page 32

Stock Options, page 32

4. In future filings, please disclose how you determine the number of stock options granted to each named executive officer.

Career Equity, page 33

5. We note your disclosure that the number of shares of career equity granted each year fluctuates based on your stock price. In future filings, please disclose how you calculate the number of shares granted to each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Roger F. Thomson, Esq.